Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ANNIE’S, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

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Annie’s, Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Section 2 of Article V of the Corporation’s Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and Sections 3 through 6 are renumbered Section 2 through 5 accordingly.

SECOND: Section 3 of Article V of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

Section 3. Election and Term of Office.

The directors shall be elected in accordance with the procedures set forth in the Bylaws of the Corporation (the “Bylaws”), as permitted by law. Except for the terms of such additional directors, if any, as elected by the holders of any series of Preferred Stock, each director shall serve for a term ending on the date of the annual meeting of stockholders following the annual meeting at which such director was elected. The directors shall be elected and shall hold office only in this manner, except as expressly provided in Section 3 and Section 4 of this Article V. Each director shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Elections of directors need not be by written ballot unless the Bylaws shall so provide.

THIRD: The foregoing amendments were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF. Annie’s, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this 10th day of September, 2013.

ANNIE’S, INC.

By	/s/ Isobel Jones
Name:	Isobel Jones
Title:	Secretary